

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

<u>Via E-Mail</u>
Stephen J. Luczo, Chief Executive Officer
Seagate Technology plc
38/39 Fitzwilliam Square
Dublin 2, Ireland

Re: **Seagate Technology plc**
Form 10-K for the Fiscal Year Ended July 1, 2011
Filed August 17, 2011
File No. 001-31560

Dear Mr. Luczo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: <u>Via E-Mail</u>
        Kenneth M. Massaroni, Esq,
        Patrick O'Malley, CFO